          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 16



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to  Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of February 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X          Form 40-F
                         ---                   ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes            No  X
                   ---           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING
MARCH 31, 2000

        On February 26, 1999, the registrant announced that it had submitted its business operation plan for the fiscal year ending March 31, 2000 (the "Plan") to the Minister of Posts and Telecommunications of Japan for approval. Attached hereto is a press release and initial description of the Plan. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, is not directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1998 which information was prepared on the basis of accounting principles generally accepted in the United States.

        The Plan contained in the attachments contains forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's business operation plan as actually implemented or the registrant's actual results to differ materially from those set forth in the attachments.

        The registrant's business operation plan and earnings projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services and new businesses.

        No assurance can be given that the business plan as ultimately implemented, or the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NIPPON TELEGRAPH AND TELEPHONE
                                      CORPORATION




                                    By    /s/    TOYOHIKO TAKABE
                                        ------------------------
                                        Name:    Toyohiko Takabe
                                        Title:   Executive Manager
                                                 Department V
                                                 NTT-Holding Provisional
                                                 Headquarters

Date:  February 26, 1999

                              [LETTERHEAD OF NTT]

NEWS RELEASE

                                                               February 26, 1999

FOR IMMEDIATE RELEASE


     NTT Submits Business Operation Plan for Fiscal Year Ending March 31, 2000, to Minister of Posts and Telecommunications for Approval


Nippon Telegraph and Telephone Corporation (NTT) announced today that it has submitted its business operation plan for the fiscal year ending March 31, 2000, to the Minister of Posts and Telecommunications for approval.

Under this plan and amid the ongoing severe economic climate, NTT will upgrade services by surveying customer needs and continue enhancing its operational management by making efforts to reduce costs, increase sales and establish smooth interconnection and open access networks. NTT will strengthen its R&D and disaster-prevention measures. It will also promote staff member training, new business development and smooth corporate reorganization scheduled for fiscal 1999 and contribute to its customers and shareholders as well as to society.

The telecommunications industry is expected to actively contribute to the development and efficiency of social and economic activities in this information society. Its market is developing further to meet more sophisticated, diverse, and global customer needs and taking major steps in the world trend toward the multimedia era through outstanding technological developments. Due to increasing trend toward globalization and multimedia, competition, which has been mainly focused in the long-distance market, is now expanding into full-scale service competition including mobile and international markets. Competition is also developing in local communications markets.

Under such circumstances, NTT is continuing to provide both stable and high-quality universal services. It is also developing the field of information sharing by providing innovative new services for a wide range of corporate and individual activities using digital infrastructure. NTT is also working to promote the deployment of optical access networks that meet customer needs, actively promote its global business, contribute to the advancement of telecommunications markets through fair competition, strengthen and enhance R&D and ensure that the telecommunications industry is open to the public.

Furthermore, NTT remains dedicated to contributing meaningfully to society and meeting customer expectations. NTT will continue to fulfill these important missions by further stabilizing and maintaining its business base.

Note: All financial information stated in this release was prepared on the basis of generally accepted accounting principles in Japan. Also, this plan will be altered when the time and content of the reorganization is confirmed.



                            #          #          #


For further information, please contact:

     Norihiko Ohkuba or Megumi Inaji
     Public Relations Office
     NTT Long Distance and Global Provisional Headquarters
     Telephone:  (03) 3500-8020
     E-mail:  info@gad.ldg.bch.ntt.co.jp

Attachment 1

      NTT's Business Operation Plan for Fiscal Year Ending March 31, 2000

1.   VOICE TRANSMISSION SERVICES

(1)  Subscriber telephones:
     Additional installations:                              -2.3 million
     Relocations:                                            7.8 million
     Expected subscribers at the end of March 2000:         56.23 million

(2)  Additional installations of social-welfare telephones (Silver Phone series):
     Anshin (Relief):                                       +1,500 units
     Meiryo (Clearness):                                      +200 units
     Hibiki (Sound):                                          +100 units
     Fureai (Communication):                                  +100 units

(3)  Additional installations of public telephones:

     NTT will promote installation of IC card public telephones. Also, the company will continue to promote the installation of specially equipped public telephone booths for the handicapped and improve services.

     IC card public telephones:                            +84,000 units
     Public telephones with voice adjustment functions:    +84,000 units
     Public phone booths for wheelchair users:                +100 units

(4)  INS-Net digital services:

     NTT plans to add 3 new INS-Net service areas, thereby providing services to nearly all areas with foreseeable demand in digital telecommunications services by the end of fiscal year ending March 31, 2000.

     INS-Net 64 subscriber lines:                       +1,720,000 circuits
     INS-Net 1500 subscriber lines:                        +13,000 circuits
     INS-Net service areas:                                     +3 areas
     Expected service areas at the end of March 2000:        4,378 areas

2.  DATA TRANSMISSION SERVICES

(1) Telex service:

    NTT will continue to improve the efficiency of telex service operations

(2) Digital data exchange services:

    The Type I packet exchange service covers most areas of expected demand. The Type II packet exchange service covers all areas nationwide; therefore, NTT plans to build equipment for packet exchange services in response to public demand.

    Packet exchange service (Type I):                      -4,000 circuits
    Packet exchange service (Type II):                     -6,000 circuits

(3) Facsimile communication network services:

    NTT provides facsimile communication network services for all areas nationwide and plans to build equipment for the network services in response to public demand.

    Facsimile communication network service:             +117,000 circuits

(4) Videotex communication services:

    NTT provides videotex communication services for all areas nationwide.

    Videotex communication service:                      -177,000 circuits

(5) Open Computer Network services:

    Open Computer Network service area has been expanding since its launch in December 1996, and will continue building service equipment in response to public demand.

    Type I Open Computer Network service:                  +22,000 circuits
    Type II Open Computer Network service:                +395,000 circuits

3.  LEASED CIRCUIT SERVICES

    Facilities for leased circuit services are scheduled to be installed to actively respond to demands, including those for high-speed digital transmission services, data transmission services and voice and image transmission services. The number of conventional leased circuits is expected to decrease with further shifts to Signal Supervisory Communication Service.

    Conventional leased circuits:                      -85,000 circuits
    High-speed digital transmission circuits:          +52,000 circuits

4.  TELEGRAPH SERVICES

    NTT will promote such measures as the maintenance and replacement of telegraph operation systems to enhance services and raise efficiency.

5.  IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1) Optical Access Network:

    The deployment of Optical Access Network will be actively promoted in coordination with public demand and the replacement of existing metallic cables.

    Optical subscriber cable:                       +3.2 million fiber km
    (Nationwide cover rate at the end of March 2000 will be 36%.)

(2) Telecommunications Network:

    NTT will enhance network services as well as improve network economy and efficiency while meeting customer needs.

(3)  Disaster-prevention measures:

     NTT will promote needed disaster-prevention measures for telecommunications equipment. To this end, NTT will establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster. It will also promote measures to deal effectively with the year 2000 problem.

(4)  Installation of underground transmission cables:

     NTT will install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas, in corporation with the local and national governments or other companies.

(5)  Facility maintenance:

     NTT will implement facility maintenance, including cable and wooden telephone-pole replacement, to improve customer services, ensure safety and harmony with social environments and stabilize communications systems.

6.   PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

     To meet public demand for the development of multimedia and to further strengthen the basis of NTT's business operations, it is essential to achieve the harmonious development of application technology, network service technology and network infrastructure technology. To this end, NTT will work toward the realization of
     (1) the electrum cyber society, an affluent society characterized by the distribution of electronic information, products and currency;
     (2)  the mega media, a higher-speed and lower-cost network service; and

(3) the next-generation infrastructure to attain ultra-high-speed and high-capacity communications. Accordingly, NTT will contribute to domestic and international standardization activities as well as standardize its R&D results through technical cooperation with other laboratories to promote R&D.

More specifically, NTT will conduct R&D activities as follows:

(1)  Network Systems

     For the purpose of upgrading the telecommunications network and enhancing ISDN, NTT will promote R&D in network architecture, access type telecommunications system and high-speed/wide-range telecommunications system. NTT will also continue promoting R&D in operation systems to improve the reliability of its networks and customer services.

(2)  Terminals Technology

     NTT will progress in R&D on communication terminals so that customers can select from various useful services that NTT provides via an advanced telecommunications network.

(3)  User Systems

     NTT will promote progress in user-oriented applications and information service system to provide diverse and useful multimedia information communications services via advanced telecommunications network.

(4)  Basic and Core Technology

     NTT will seek revolutionary telecommunications technology to contribute to the development and improvement of Japan's telecommunications industry as well as to take the lead in advanced and basic technologies for future telecommunications.

Attachment 2

Construction Plan for Fiscal Year Ending March 31, 2000

Estimated expenses

                                                               (billions of yen)


1. Expansion and improvement of services                                1,215*

        (1) Voice transmission                                          1,098

        (2) Data transmission                                              26

        (3) Leased circuits                                                89

        (4) Telegraph                                                       2


2. R & D facilities                                                       117

3. Other facilities                                                       188

------------------------------------------------------------------------------

Total                                                                   1,520


Note: *Approximately 260 billion yen will be invested in Optical Access Network.

Attachment 3


   Revenues and Expenses Plan for Fiscal Year Ending March 31, 2000

                                                               (billions of yen)
Revenues
--------

Operating revenues                                                        6,013

   (1) Voice transmission                                                 4,423

   (2) Data transmission                                                    166

   (3) Leased circuits                                                      643

   (4) Telegraph                                                             83

   (5) Others                                                               698

Non-operating revenues                                                      103

-------------------------------------------------------------------------------

Total revenues                                                            6,116

Expenses
--------

Operating expenses                                                        5,796

   (1) Operating costs                                                    4,209

   (2) Taxes and dues                                                       184

   (3) Depreciation                                                       1,403

Non-operating expenses                                                      104

-------------------------------------------------------------------------------

Total expenses                                                            5,900

-------------------------------------------------------------------------------

Recurring profit                                                            216
----------------

Attachment 4


                 Plan of Sources and Applications of Funds for
                       Fiscal Year Ending March 31, 2000

                                                               (billions of yen)

Sources:
Operational:
    Operating revenues                                                    7,024
    Non-operating revenues                                                  108
--------------------------------------------------------------------------------
    Subtotal                                                              7,132

Financial:
    Long-term loans and bonds                                               447
    Others                                                                    0
--------------------------------------------------------------------------------
    Subtotal                                                                447

Estimated consumption tax                                                   308
Brought forward from the previous fiscal year                             1,026
--------------------------------------------------------------------------------
Total                                                                     8,913

Applications:

Operational:
    Operating expenses                                                    5,321
    Non-operating expenses                                                  100
--------------------------------------------------------------------------------
    Subtotal                                                              5,421

Financial:
    Capital investments for property, plant and equipment                 1,520
    Other financial expenses                                                548
--------------------------------------------------------------------------------
    Subtotal                                                              2,068

Closing account expenses                                                  1,014
Temporarily-paid consumption tax                                            206
Carry forward to following year                                             204
--------------------------------------------------------------------------------
Total                                                                     8,913

                    Outline of Business Operation Plan for
                       Fiscal Year Ending March 31, 2000



1.  Basic Concepts

Nippon Telegraph and Telephone Corporation (NTT) will continue to meet customer demands to become a corporation contributing to society. The corporation will encourage stability and strengthening of its management base as well as promote active operations for the development of information sharing
                                                     -------

(1) Contributing to society:

    .  Operations toward the development of information sharing
                                                       -------
    .  Active promotion of global businesses
    .  Provision of high-quality and stable universal services
    .  Provision of various services
    . Promotion of optical access networks meeting customer demand . Enhancing and strengthening of R&D
    .  Promotion of open access networks

(2) Establishment of management base:

    .  Reduce costs and increase sales

(3) Development of stable business:

    .  Strengthening of R&D
    .  Strengthening of disaster-prevention measures
    .  Training of staff
    .  Development of new businesses
    .  Smooth reorganization

2.  Reformation and Expansion of Services

(1) Development of information sharing network service and its effective
                               -------
    establishment considering customer demand.
(2) Actively promote and promptly meet demands for optical access networks.

3. NTT's Business Operating Plan

---------------------------------------------------------------------------------------------------
                                                                                Note
                Item                    Fiscal Year ending              (Projected numbers as of
                                          March 31, 2000                  fiscal year ending
                                                                             March 31, 2000)
-----------------------------------------------------------------------------------------------------
Subscriber telephone                       -2.300 thousand                      56,230 thousand
                                               subscribers                          subscribers
-----------------------------------------------------------------------------------------------------

IC card public telephones                      84 thousand                         763 thousand
-----------------------------------------------------------------------------------------------------
INS-Net digital service
   INS-Net 64                         1,720 thousand units                 5,540 thousand units
   INS-Net 1500                          13 thousand units                    59 thousand units
-----------------------------------------------------------------------------------------------------
Facsimile communication network         117 thousand units                 1,337 thousand units
service
-----------------------------------------------------------------------------------------------------
Open Computer Network services
   Type I OCN service                    22 thousand units                    46 thousand units
   Type II OCN service                  395 thousand units                   794 thousand units
-----------------------------------------------------------------------------------------------------
Leased circuit service
   conventional leased circuit          -85 thousand units                   733 thousand units
   high-speed digital transmission       52 thousand units                   273 thousand units
   circuit
-----------------------------------------------------------------------------------------------------

4. Improvement of Telecommunication Facilities

-----------------------------------------------------------------------------------------------------
                Item               Fiscal Year ending                        Note
                                     March 31, 2000
-----------------------------------------------------------------------------------------------------
Optical access network             3,200 thousand kms            Nationwide cover rate at the end of
                                                                 March 2000 will be 36%
-----------------------------------------------------------------------------------------------------

5. Construction Plan for Fiscal Year Ending March 31, 2000

                                                                                            (billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                Fiscal year             Fiscal year
        Item                      ending                   ending               Increase            Note
                               March 31, 2000          March 31, 1999          (Decrease)
---------------------------------------------------------------------------------------------------------------------------
 Expansion and Improvement
 of services                            1,215                   1,408               -193
   Voice transmission                   1,098                   1,268               -170*       *Includes both
   Data transmission                       26                      44                -18        telephone and
   Leased-circuit                          89                      89                  0        ISDN services
   Telegraph                                2                       7                 -5
---------------------------------------------------------------------------------------------------------------------------
                                                                                                Part of R&D
 R&D facilities                           117                     150                -33        Investment used
                                                                                                as expense: -50
---------------------------------------------------------------------------------------------------------------------------
 Other facilities                         188                     192                 -4
---------------------------------------------------------------------------------------------------------------------------
 Total                                  1,520                   1,750               -230
---------------------------------------------------------------------------------------------------------------------------

Note: "R&D facilities" figure for "Plan for fiscal year ending March 31, 2000" is influenced by the 50 billion yen, which is a part of R&D investment used as
                 ---                 -----------------------------------------
expense
-------


6. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2000

                                                                                                (billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                 Fiscal year            Projected for fiscal year
        Item                       ending                 ending March 31, 1999             Increase
                                March 31, 2000          (from first-half results)          (Decrease)           rate
---------------------------------------------------------------------------------------------------------------------------
 Total revenues                          6,116                        6,297                      -161            -2.9%
   Voice transmission                    4,423                        4,652                      -229            -4.9%
   Data transmission                       166                          116                        50            43.1%
   Leased-circuit                          643                          658                       -13            -2.0%
---------------------------------------------------------------------------------------------------------------------------
 Total expenses                          5,900                        6,004                      -104            -1.7%
 [before reclassification                                            [6,038]
  of enterprise tax]
   Operating costs                       4,208                        4,155                        14             0.3%
   Depreciation                          1,403                        1,501                       -98            -6.5%
---------------------------------------------------------------------------------------------------------------------------
 Recurring profit                          216                          293                       -77           -26.3%
 [reclassification of enterprise                                       [259]
  tax]
---------------------------------------------------------------------------------------------------------------------------

Note: Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Financial Statements, the enterprise tax is being reclassified. Accordingly, recurring profit has increased 34 billion yen for fiscal year ending March 31, 1999 and 20 billion yen for fiscal year ending March 31, 2000 compared to when previous accounting methods were used. The projected recurring profit for fiscal year ending March 31, 1999 in parentheses is the figure before the reclassification that was released in the first-half results for fiscal year ending March 31, 1999.


                                       8